Taylor Morrison Home Corporation

4900 N. Scottsdale Road, Suite 2000

Scottsdale, Arizona 85251

July 31, 2020

Robert F. Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate & Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Taylor Morrison Home Corporation

Form 10-K for the Year Ended December 31, 2019

Filed February 19, 2020

File No. 001-35873

Dear Mr. Telewicz:

Taylor Morrison Home Corporation (the “Company”) hereby acknowledges receipt of the comment letter dated July 17, 2020 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned Annual Report on Form 10-K filed February 19, 2020. The Company hereby submits this letter in response to the Comment Letter.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

Due to the commercially sensitive nature of certain information contained herein, this response letter includes a request for confidential treatment of the portions of this letter bracketed with asterisks below pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”).

In accordance with Rule 83, the Company requests confidential treatment of the bracketed portions (the “Confidential Material”) of this response letter. Please inform the following person of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information Act, Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83:

Taylor Morrison Home Corporation

4900 N. Scottsdale Road, Suite 2000

Scottsdale, Arizona 85251

Attn:               Darrell C. Sherman, Esq.

                        Benjamin A. Aronovitch, Esq.

Telephone:     480-840-8113

                       480-448-3747

Confidential Treatment Requested by Taylor Morrison Home Corporation

Non-GAAP Measures, page 41

1.

We note different non-GAAP measures presented across periods within your ‘34 Act filings. Please describe to us the methodology management follows to determine what non-GAAP measures will be presented within a given period. In your description, please tell us, for instance, why no non-GAAP measures were presented within the quarterly reports filed in fiscal 2019, while the Form 10-Q filed for the period ended March 31, 2020 presents several non-GAAP measures, and why you present different non-GAAP measures within your annual reports on Form 10-K.

Company Response:

The Company’s methodology for determining its non-GAAP financial measure presentation is driven by material and/or unusual developments experienced over the reporting period as well as the usefulness of the metric to investors and management in analyzing and benchmarking the performance and value of its business. In particular, management regularly receives investor input on the usefulness of metrics included in Company’s financial presentation, particularly in light of acquisitions and other transactions the Company has undertaken over the last several years, and it makes modifications to its disclosures based on this feedback, as appropriate.

The Company respectfully advises the Staff that it presented the non-GAAP measures that were included in its Quarterly Report on Form 10-Q filed for the period ended March 31, 2020 (the “Q1 10-Q”) in its earnings press release for such quarter, provided nearly all of such measures in its earnings release for the year ended December 31, 2019 and many of such measures in its quarterly earnings press releases for the 2019 fiscal year, in each case, adjusting for the significant and unusual events or transactions that the Company did not believe were characteristic of its ongoing operations or performance. Similarly, the Company notes that it has historically presented non-GAAP financial measures in its Annual Reports on Form 10-K and that the non-GAAP financial measures included in its Form 10-K for the year ended December 31, 2019 were substantially consistent with the non-GAAP financial metrics presented in the Company’s Form 10-K for the year ended December 31, 2018.

During the first quarter of 2020, the Company completed its acquisition (the “Acquisition”) of William Lyon Homes (“William Lyon Homes”), whereby William Lyon Homes and its subsidiaries became subsidiaries of the Company. The Acquisition was transformational to the Company’s size, scale and growth strategy, with William Lyon Homes representing 29.2% of the Company’s consolidated total assets (excluding capitalized interest, inclusive of goodwill) and 20.3% of the Company’s consolidated homebuilding revenues as of and for the three months ended March 31, 2020, as previously disclosed. The strategic combination resulted in the Company becoming the nation’s fifth largest homebuilder (based on the last twelve months of closings data at the time of announcement) and placed it in a top five position in 16 of 22 combined William Lyon Homes and Taylor Morrison markets.

Confidential Treatment Requested by Taylor Morrison Home Corporation

Given the magnitude and transformational nature of the Acquisition as well as the timing of the closing of the Acquisition during the first quarter of 2020, which affected period-over-period comparability of the Company’s results of operations, and based in part on investor feedback, the Company determined that it was most useful to investors to not only include the non-GAAP financial measures presented in its earnings release for the first quarter ended March 31, 2020 but also reproduce such metrics in its Q1 10-Q – with the adjustments to the most comparable GAAP measures for the quarter ended March 31, 2020 being items largely related to the Acquisition (namely purchase accounting adjustments, William Lyon Homes financial services operating loss, transaction expenses and the tax impact due to these items) and the corresponding adjustments for the quarter ended March 31, 2019 largely related to the acquisition of AV Homes, Inc. As the Company noted in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the Q1 10-Q, the Acquisition affected the comparability of the Company’s results of operations, and it was the view of management that, in light of the significance of the Acquisition, investors would benefit from the inclusion of the non-GAAP presentation in the Q1 10-Q to aid in understanding the discussion of the period-over-period results.

For comparative purposes and consistency of presentation and in order to continue to provide beneficial information to investors about the effects of the Acquisition, the Company respectfully advises the Staff that it intends to present the non-GAAP measures that were included in the Q1 10-Q in its Quarterly Reports on Form 10-Q for the remainder of 2020, in addition to including such metrics in its earnings press releases, consistent with past practice, to the extent that the relevant adjustments remain applicable for the reporting period. In the future, as noted in its filings, the Company will continue to evaluate which non-GAAP measures are most useful to its investors to understand its performance.

Segment Home Closings Gross Margins and Adjusted Gross Margins, page 46

2.

Please describe to us the facts circumstances surrounding the warranty charges related to the construction defect identified in the central segment in 2019 and 2018. Include a description of the property, including its age, when the construction defect was identified, how it was identified, how the amount of the charges were determined, when they were recorded and how you determined the period in which to record them. Also, please tell us if you will record additional charges in 2020.

Company Response:

Rule 83 confidential treatment request made by Taylor Morrison Home Corporation.

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Confidential Treatment Requested by Taylor Morrison Home Corporation

We appreciate the Staff’s comments and request the Staff contact the undersigned at 480-840-8116 or dcone@taylormorrison.com with any questions or comments regarding this letter.

Sincerely,

/s/ C. David Cone

C. David Cone
Executive Vice President & Chief Financial Officer

cc:	Darrell C. Sherman, Esq., Taylor Morrison Home Corporation

Benjamin A. Aronovitch, Esq., Taylor Morrison Home Corporation

John C. Kennedy, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP

4

Confidential Treatment Requested by Taylor Morrison Home Corporation